Exhibit (a)(5)(II)

Dassault Systèmes Successfully Completes
Tender Offer for Accelrys

VÉLIZY-VILLACOUBLAY, France — April 29, 2014 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions announces the completion of the tender offer by its wholly owned indirect subsidiary, 3DS Acquisition Corp., to purchase all of the outstanding shares of Accelrys, Inc. (NASDAQ: ACCL) (Accelrys) common stock at an offer price of $12.50 per share in cash, without interest and subject to any required withholding of taxes.  The tender offer expired at midnight, New York City time, at the end of the day on April 28, 2014.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised that as of the expiration of the tender offer, 44,834,627 shares of Accelrys common stock had been validly tendered and not validly withdrawn pursuant to the tender offer, representing approximately 80.2 percent of the outstanding shares of Accelrys common stock.  In addition, Notices of Guaranteed Delivery were delivered for 548,670 shares of Accelrys common stock, representing approximately 1.0 percent of the outstanding shares of Accelrys common stock.  The condition to the tender offer that a majority of Accelrys’ outstanding shares on a fully diluted basis (excluding shares delivered pursuant to Notices of Guaranteed Delivery) be validly tendered and not validly withdrawn and all other conditions to the tender offer have been satisfied.  Accordingly, 3DS Acquisition Corp. has accepted for payment and will promptly pay the depositary for all validly tendered shares.

Dassault Systèmes expects to complete the acquisition of Accelrys later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware. Subject to perfected appraisal rights, all remaining shares of Accelrys common stock not tendered into the tender offer and not owned by Accelrys, 3DS Acquisition Corp. or Dassault Systemes Americas Corp. will be canceled in the merger and converted into the right to receive $12.50 per share in cash, without interest and subject to any required withholding of taxes, which is the same price that was paid in the tender offer.  Following completion of the merger, shares of Accelrys common stock will no longer be listed on the NASDAQ Global Select Market.

Important notices

This release contains forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcomes to differ significantly from any future outcomes expressed or implied in the forward-looking statements in this release.  While Dassault Systèmes believes that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect.  The uncertainties include, inter alia, the risk of government and regulatory actions.  These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the group’s actual results or ratings to differ materially from those assumed hereinafter.  Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 190,000 customers of all sizes, in all industries, in more than 140 countries.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts:

Corporate	F-J BORDONADO/ B. MARTINEZ
North America	Michele KATZ	3DS.Tenderoffer-Accelrys@3DS.COM

Dassault Systèmes Press Contact:

North America	Elena FERNANDEZ
elena.fernandez@3ds.com
+1 (978) 442-2790